UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

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Commission File Number: 000-56491

ALR Technologies SG Ltd.

(Translation of registrant’s name into English)

9 Raffles Place #26-01 Republic Plaza
Singapore Singapore 048619

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

CONTENTS

On May 19, 2026, ALR Technologies SG Ltd. issued a press release, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

Exhibit Number	Description of Exhibit
99.1	Press Release dated May 19, 2026, Announcing the Launch of GluCurve Pet CGM in Canada

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undesigned, thereunto duly authorized.

Date: May 20, 2026

ALR Technologies SG Ltd.

By: s/ Sidney Chan

Name: Sidney Chan

Title: CEO